Exhibit 99.4(c)

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Protective Life Insurance Company	P. O. Box 2606; Birmingham, Alabama 35202
A Stock Company	1-800-866-9933
State of Domicile - Tennessee

PROTECTED INSURABILITY RIDER

We have issued this rider as a part of the policy to which it is attached. It is issued in return for the application and the payment of the Cost of Insurance for this rider. All terms of the policy apply to this rider except those that disagree with this rider.

This rider provides the right to buy new insurance without evidence of insurability. We discuss this right and the rules that apply to it in the provisions which follow.

Benefits. On each Regular Option Date, and following each Alternate Option Event, we will increase the Specified Amount without evidence of insurability. The increase will be for the Benefit Amount of this rider, as shown in the Policy Schedule of the policy. The increase will be in effect only if we receive proper written request from the Owner, except as provided in the “Automatic Insurance Following an Alternate Option Event” section.

Cost of Insurance. The monthly Cost of Insurance under this rider is calculated as (A) multiplied by (B): where:

(A)            is the Cost of Insurance Rate for the Insured. This rate is shown in the Cost of Insurance Rates section of this rider.

(B)            is the Benefit Amount shown in the Policy Schedule.

Regular Option Dates. Regular Option Dates are those anniversaries of the Date of Issue of the policy at which the Insured reaches a Regular Option Date Age. A Regular Option Date occurs only if this rider is in force.

Age at Issue of the Original Policy	Regular Option Date Age

24 and Under	25,28,31,34,37,40
25-27	28,31,34,37,40
28-30	31,34,37,40
31-33	34,37,40
34-36	37,40
37	40

Alternate Option Events. An Alternate Option Event is any of the following:

(1)              the marriage of the Insured;

(2)              the birth of a living child of the Insured’s marriage; or

(3)              the legal adoption of a child by the Insured.

If there is a multiple birth, the amount of the increase will be the Benefit Amount of this rider times the number of children of such birth. “Marriage” means a valid marriage performed by a legally authorized third person. An Alternate Option Event occurs only if this rider is in force.

L530 3-86

If an increase is allowed as a result of an Alternate Option Event, then one Regular Option Date will be cancelled. The Regular Option Date which is cancelled is the next Regular Option Date following the Alternate Option Event which has not been cancelled before.

However, even if all future Regular Option Dates have been cancelled, we will still increase the Specified Amount after an Alternate Option Event.

Automatic Insurance Following an Alternate Option. Following each Alternate Option Event, term insurance will become effective. The amount of the term insurance is equal to the amount of the increase available under this rider as a result of the Alternate Option Event. The term insurance is in force from the date of the Alternate Option Event to the day on which the increase becomes effective. (See “Effective Date of Increase” below.) However, term insurance will cease to be in force if the policy terminates. There is no extra premium for this term insurance.

Election of Options. An option may be elected only while the Insured is alive. If a Regular Option is not elected prior to the Regular Option Date, it will expire. If an Alternate Option is not elected prior to the effective date of the increase, it will expire. (See “Effective Date of Increase” below.) We have the right to require proof of any marriage, birth, or adoption involved.

Effective Date of Increase. When a Regular Option is elected, the increase will be effective as of the Regular Option Date. The increase will not be effective if the Insured is not alive on the Regular Option Date.

When an Alternate Option is elected, the increase will be effective on the third Monthly Anniversary Date following the Alternate Option Event. The Insured may request an earlier effective date following an Alternate Option Event, in which case the automatic term insurance will cease on the day before the effective date of the increase.

We will compute the Cost of Insurance for the increase in Specified Amount using the same mortality class as was used on the original policy.

Restrictions and Exclusions. Any increase will be subject to the same restrictions and exclusions, if any, as were included in the original policy when it was issued.

The suicide provisions of each increase will apply from the Effective Date of Coverage of the increase. The incontestable provision of the increase, will apply from the Rider Date.

Rider Date. This rider is effective on the Rider Date. The Rider Date is the Date of Issue of the policy, unless a different date is shown below.

Termination. This rider terminates:

(1)              at Age 40;

(2)              if the policy to which it is attached terminates:

(3)              on any monthly anniversary day upon written request; but you must return the policy so we may remove the rider.

If the rider terminates within 90 days after an Alternate Option Event, the temporary term insurance and the right to exercise the Alternate Option will stay in effect for their normal term.

Cost of Insurance Rates. This table shows the Cost of Insurance Rates for this rider. The rates vary by the attained age of the Insured. The monthly Cost of Insurance under this rider will equal the rate multiplied by the Benefit Amount shown in the Policy Schedule.

Cost of Insurance Rate Table

Rate per $1,000 of Benefit Amount

Attained Age	Rate	Attained Age	Rate

0-9	$.03	28.10
10-14.05		29.10
15-19.06		30.10
20.07		31.11
21.07		32.11
22.07		33.11
23.08		34.12
24.08		35.12
25.08		36.13
26.09		37.13
27.09		38.13
		39.13

Signed for the Company as of the Rider Date.

PROTECTIVE LIFE INSURANCE COMPANY

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Secretary

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